As filed with the Securities and Exchange Commission on June 11, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Investment Grade Defined Opportunity Trust Inc.

(Name of Subject Company (issuer))

Western Asset Investment Grade Defined Opportunity Trust Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

95790A101

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Western Asset Investment Grade Defined Opportunity Trust Inc. Announces

Results of Special Meeting of Stockholders and Other Fund Developments

NEW YORK – (Business Wire) – June 11, 2024 – Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), which is traded on the New York Stock Exchange under the symbol “IGI,” announced today the results of the votes cast at the Fund’s Special Meeting of Stockholders held on June 7, 2024.

Stockholders approved the proposal to convert the Fund to a perpetual fund by eliminating the Fund’s term, which was scheduled to end at the close of business on December 2, 2024 and eliminating the Fund’s fundamental policy to liquidate on or about December 2, 2024.

As a result of the proposal’s approval, the following will occur:

•	The Fund will conduct a tender offer beginning in September 2024 for up to 100% of the Fund’s Common Stock at a price per share equal to net asset value (“Tender Offer”);

•

If the Fund maintains at least $50 million of net assets following the Tender Offer, the Fund will change its name from “Western Asset Investment Grade Defined Opportunity Trust Inc.” to “Western Asset Investment Grade Opportunity Trust Inc.” The Fund’s ticker symbol will remain “IGI”. The Fund’s CUSIP, 95790A101, will not change. If less than $50 million of net assets remain in the Fund following the Tender Offer, the Tender Offer will be cancelled and the Fund will proceed to liquidate on or about December 2, 2024 without further action by stockholders; and

•

The Fund’s investment manager has agreed to waive 10 basis points of its annual management fee (the “Fee Waiver”) for a period of two years following the proposal’s approval. The Fee Waiver will terminate on June 7, 2026.

Western Asset Investment Grade Defined Opportunity Trust Inc. is a non-diversified, limited-term, closed-end management investment company managed by Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund Advisor, LLC) and is sub-advised by Western Asset Management Company, LLC (“Western Asset”), Western Asset Management Company Pte. Ltd. (“Western Asset Singapore”), Western Asset Management Company Ltd (“Western Asset Japan”) and Western Asset Management Company Limited (“Western Asset London”) are the Fund’s subadvisers. FTFA, Western Asset, Western Asset Singapore, Western Asset Japan and Western Asset London are indirect, wholly-owned subsidiaries of Franklin Resources, Inc.

For more information, please call Investor Relations on 1-888-777-0102, or consult the funds’ web sites www.franklintempleton.com/investments/options/closed-end-funds. Hard copies of each fund’s complete audited financial statements are available free of charge upon request.

The Fund’s shares are traded on the New York Stock Exchange. Similar to stocks, Fund share prices will fluctuate with market conditions and, at the time of sale, may be worth more or less than the original investment. Shares of closed-end funds often trade at a discount to their net asset value, and can increase an investor’s risk of loss. All investments are subject to risk, including the risk of loss.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUNDS. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON EACH FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.

ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES IS CONTAINED IN EACH FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

About Western Asset

Western Asset is one of the world’s leading fixed-income managers with 50 years of experience and $385.4 billion in assets under management (AUM) as of March 31, 2024. With a focus on long-term fundamental value investing that employs a top-down and bottom-up approach, the firm has nine offices around the globe and deep experience across the range of fixed income sectors. Founded in 1971, Western Asset has been recognized for delivering superior levels of client service alongside its approach emphasizing team management and intensive proprietary research, supported by robust risk management. To learn more about Western Asset, please visit www.westernasset.com. Western Asset is an independent specialist investment manager of Franklin Templeton.

Western Asset is an independent specialist investment manager of Franklin Templeton.

About Franklin Templeton

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.6 trillion in assets under management as of April 30, 2024. For more information, please visit franklintempleton.com and follow us on LinkedIn, Twitter and Facebook.

Category: Fund Announcement

Investor Contact: Fund Investor Services-1-888-777-0102

Source: Franklin Resources, Inc.

Source: Legg Mason Closed End Funds

Media Contact: Lisa Tibbitts

+1 (904) 942-4451

Lisa.Tibbitts@franklintempleton.com